May 23, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-7010

RE: Owens & Minor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Form 8-K furnished February 28, 2023
File No. 001-09810

Ladies and Gentlemen:

The response of Owens & Minor, Inc. (we, our, the Company or Owens & Minor) to your letter dated April 25, 2023, regarding the above-referenced filings of the Company, is set forth below.

For convenience, the comments contained in your letter are presented (displayed in italics) below, followed by the Company’s response.

Form 10-K form Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34
1.Throughout your results of operations year-to-date comparison, you identify multiple factors for changes in line items without quantifying the impact of each. For example, in the Products & Healthcare Services segment, you attribute the decline in revenue volume from reduced hospital demand and to price changes. Please revise to quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulations S-K.

Response
The Company respectfully acknowledges the Staff’s comments to include both quantitative and qualitative discussions of each factor cited for changes in financial statement line items. In future filings, beginning with the Company’s Form 10-Q for the quarter ending June 30, 2023, when attributing material changes in a financial statement line item between periods to multiple factors the Company will include enhanced disclosure quantifying the impact of each individual material factor that contributed to the overall change in that line item to the extent possible in accordance with Item 303(b) of Regulations S-K.

Critical Accounting Estimates, page 40
2.     Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or whether the fair value of your reporting units are substantially in excess of carrying value and are not at risk of failing. For each reporting unit at risk of failing, disclose the following:
•the percentage by which fair value exceeded carrying value at the date of the most recent test;
•a detailed description of the methods and key assumptions used and how the key assumptions were determined;
•a discussion of the degree of uncertainty associated with the assumptions; and
•a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Refer to Item 303(b)(3) of Regulation S-K

Response
The Company did not conclude that goodwill was a critical accounting estimate, as the fair value for each reporting unit that has goodwill remaining was substantially in excess of their carrying values and not at risk of failing the quantitative impairment test as of October 1, 2022 (the date of our annual goodwill assessment) and December 31, 2022 (the date of our fiscal year end). In future filings, in the event that we perform a quantitative annual goodwill impairment test and it indicates a reporting unit’s fair value does not substantially exceed its carrying value, we will provide the appropriate disclosures, as set out above and as required by Item 303(b)(3) of Regulation S-K.

Form 8-K dated February 28, 2023

Exhibit 99.1, page 1
3.     Please revise your disclosures to present the most directly comparable GAAP measures with equal or greater prominence to your non-GAAP measures. For example, in the “Results and Business Highlights”, you discuss Adjusted EBITDA however there is no discussion of the GAAP Net (loss) income. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Measures.

Response
The Company respectfully acknowledges the Staff’s comments and in future filings to the extent we provide commentary regarding a non-GAAP measure, such discussion will be preceded by commentary related to its most directly comparable GAAP measure.

4.     We note in calculating Adjusted Operating Income, Adjusted EBITDA and Adjusted Net Income, you excluded acquisition-related and exit and realignment charges. Please provide more information on the nature of the expenses included in the acquisition-related charges. Similarly, please further explain the nature of the expenses included in the exit and realignment charges.

Response
The Company respectfully acknowledges the Staff’s comments. We will add additional disclosure of the nature of the expenses included in acquisition-related charges and exit & realignment charges in future filings, beginning with the Company’s Form 8-K for the quarter ending June 30, 2023. The following provides an illustration of the proposed future footnote disclosure, to be included below the financial tables using the non-GAAP measures included in the Company’s Press Release announcing results for the three months and year ended December 31, 2022, furnished with the SEC pursuant to Item 2.02 of Form 8-K on February 28, 2023 as exhibit 99.1 to the Form 8-K filed with the SEC on the same date:
Acquisition-related charges were $3.0 million and $48.1 million for the three months and year ended December 31, 2022 as compared to $3.0 million for the three months and year ended December 31, 2021 periods. Amounts in 2022 and 2021 consisted primarily of one-time costs related to the Apria acquisition, including transaction costs necessary to consummate the acquisition, which consisted of investment banking advisory fees and legal fees, director and officer tail insurance expense, severance and retention bonuses, and professional fees.
Exit and realignment charges were $2.0 million and $6.9 million for the three months and year ended December 31, 2022 as compared to $10.1 million and $31.1 million for the three months and year ended December 31, 2021. Amounts in 2022 and 2021 consisted of wind-down costs related to the exit of the Fusion5 business, IT restructuring charges such as converting certain businesses to a common information technology system, costs associated with our strategic organizational realignment including severance charges, and other costs associated with strategic initiatives. These costs are not normal recurring, cash operating expenses necessary for the Company to operate its business on an ongoing basis.

Should you have any questions or require further information, please feel free to contact me at (804) 723-7904.

Sincerely,

/s/ Alexander J. Bruni
Alexander J. Bruni
Executive Vice President & Chief Financial Officer